EXHIBIT 99.1

Alvotech Announces Approval in Japan of AVT04 (ustekinumab), a Biosimilar to Stelara®

REYKJAVIK, Iceland, Sept. 25, 2023 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that its commercialization partner in Japan, Fuji Pharma Co., Ltd. (“Fuji”), has received marketing approval for AVT04 (ustekinumab), a biosimilar to Stelara®, from the Japanese Ministry of Health, Labor and Welfare. Based on publicly available information, AVT04 is the first biosimilar to Stelara to be approved for sale in global markets. Global sales of Stelara reached over $10 billion for the twelve months preceding June 30, 2023, according to the manufacturer’s public filings, making it one of the world’s highest grossing biologics.

“We are thrilled to receive marketing approval for AVT04 in Japan, which will be Alvotech’s second marketed biosimilar,” said Robert Wessman, chairman and CEO of Alvotech. “Alvotech and Fuji have a joint commitment to increase patient access to vital biologic medicines, and based on our strong partnership, we believe we will be able to serve the growing need for biosimilars in Japan.”

AVT04 was developed using an Sp2/0 host cell line and is manufactured by Alvotech using a continuous perfusion process. The Sp2/0 host cell line allows for more efficient sialylation of the molecule as compared to Chinese hamster ovary (CHO) cells and is the same type of host cell line used to produce Stelara.

This is the first biosimilar approved under the commercial partnership between Alvotech and Fuji, which also includes six other biosimilar candidates to be developed and manufactured by Alvotech and commercialized by Fuji in Japan. The partnership agreement with Fuji was first announced in November 2018.

About AVT04 (ustekinumab)
AVT04 is a monoclonal antibody and a biosimilar candidate to Stelara® (ustekinumab). Ustekinumab binds to two cytokines, IL-12 and IL-23, that are involved in inflammatory and immune responses [1]. AVT04 is an investigational product and has only been approved in Japan. Dossiers are currently under evaluation in other major markets globally.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline includes eight disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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[1] https://www.janssenlabels.com/package-insert/product-monograph/prescribing-information/STELARA-pi.pdf

CONTACTS
Alvotech Investor Relations
Benedikt Stefansson
alvotech.ir@alvotech.com